82-4406

News

SCHWARZ
PHARMA

RECEIVED

File No.: 82-4406

2005 OCT 31 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012127

Witte | CORPORATE COMMUNICATIONS
73 48 1866 | Alfred-Nobel-Straße 10
3 48 1856 | 40789 Monheim, Deutschland
..e@schwarzpharma.com | Internet: www.schwarzpharma.com

October 26, 2005

SUPPL

Nine Months Report 2005: Positive Business Trend Continues

In the first nine months of this year, the SCHWARZ PHARMA Group increased sales by 1.5% to €722.3 million. The acquisition of the future rotigotine royalties in July of this year led to an operating result of €-23.2 million, and a net result of €-48.4 million. After adjustment for this transaction, SCHWARZ PHARMA would have achieved an operating income of €39.8 million and a net income of €8.5 million.

"We are very satisfied with this ongoing positive business trend on a broad basis" said Patrick Schwarz-Schütte, CEO of SCHWARZ PHARMA AG. "Therefore, we now anticipate the annual sales volume to reach €930 million. The acquisition of all future rotigotine royalties will in all likelihood lead to net loss of €55 million; however, after adjustments, we expect net earnings of around €12 million."

Sales Development January – September 2005: Sales €722.3 million

The SCHWARZ PHARMA Group increased its sales by 1.5% to €722.3 million in the first nine months of this year. After adjustment for exchange rate effects, sales came to €729.4 million (+2.5%).

In the first nine months, the SCHWARZ PHARMA Group achieved sales of €308.8 million in the USA, marking a slight decrease of -1.6% over last year. The US-dollar sales level increased by 1.3% to $389.4 million. Generic omeprazole sales at the US affiliate KUDCo dropped by 29.7% to a level of €135.3 million ($170.6 million) in the first nine months as a result of the competitive situation. US sales posted in the same period of last year comprised a release of provisions of €32.6 million as a result of changes in the US omeprazole market. Without this special effect, sales would have decreased by only 15.4%. Adjusted for generic omeprazole, the group's US business rose by 43.0% to €173.5 million. This increase is particularly due to the continuing sales recovery of the cardiovascular drug Univasc® (moexipril) over the first nine months of the year, after Teva Pharmaceuticals ceased selling its generic moexipril in the fall of last year. The gastrointestinal drug GlycoLax® (polyethylenglycol) also continued to perform well (€39.2 million).

dlw 10/31

German sales rose by 5.9% to €163.7 million in the first nine months. This growth was particularly driven by the field-staff-promoted drugs Rifun® (pantoprazole; +34%), Atmadisc® (fluticasone/salmeterol; +22%) and Provas® (valsartan; +12%).

Although markets in other European countries continue to be partially affected by state intervention in pricing and generics competition, SCHWARZ PHARMA's other European business maintained its sales level at a level of €223.3 million (+1.1%) in the first nine months of 2005.

SCHWARZ PHARMA's Asian affiliates increased their sales contribution by 17.0% to a level of €26.4 million.

Earnings Development January – September 2005:
Operating result: €-23.2 million (adjusted: €39.8 million);
Net result: €-48.4 million (adjusted: €8.5 million)

SCHWARZ PHARMA achieved gross earnings of €478.5 million in the first nine months, marking a year-on-year increase of 1.0%. Higher earnings contributions from a sales increase in high-margin products offset the loss of generic omeprazole earnings.

Selling, general and administrative expenses rose by 11.7% to €291.1 million. The underlying reasons are an increase in marketing activities and field sales costs for recruiting new employees in connection with the launch of Niravam® (alprazolam) in the USA, and the group's expansion of its field sales force in Austria, Switzerland, Eastern Europe and Asia. R&D expenses rose by 42.4% to €200.9 million due to the acquisition of the remaining rotigotine royalties from Aderis Pharmaceuticals Inc. Up-front payments made last year were not repeated in 2005, however. Other income amounted to €10.2 million in the first nine months, following expenses of €34.7 incurred last year mainly through one-time settlement costs in the omeprazole lawsuit between the US affiliate KUDCo and the companies Mylan Pharmaceuticals Inc. and Esteve Quimica S.A. The divestment of a product in Italy also contributed to the improvement seen this year (€9.0 million).

Operating result in the first nine months of 2005 came to €-23.2 million after €15.1 million in the same period of the previous year. After adjustment for the rotigotine acqusition, SCHWARZ PHARMA would have achieved an operating income of €39.8 million. Pre-tax result came to €-23.2 million after €14.7 million last year. As a result, the net loss came to €48.4 million – corresponding to earnings per share of €-1.05 – following a figure of €0.7 million or €-0.02 per share last year. After adjustment, SCHWARZ PHARMA would have achieved a net income of €8.5 million or €0.19 per share.

The group's first-time application of IAS/IFRS produces a lower earnings level than under US-GAAP, primarily due to the fact that executive stock option programs are expensed under IAS/IFRS. The comparative figures for 2004 have been adjusted accordingly.

SCHWARZ PHARMA

Statement of Cash Flows and Balance Sheet and Employees:
Net Cash Position €115.2 million; Equity Ratio 49.8%

The cash outflow from current business activities came to €0.7 million in the first nine months of this year, following €5.1 million in the same period of the previous year. The cash outflow from investments reached €19.6 million after a level of €17.9 million in the same period of the previous year. SCHWARZ PHARMA made capital expenditures of 20.0 million, especially for its fine chemistry production in Shannon, Ireland. The cash outflow for financing activities came to €17.1 million in the first nine months of 2005, amounting to half as much as in the same period of the previous year. Cash and cash equivalents declined by 11.7% to a level of €162.8 million. The total net cash position came to €115.2 million as of 30 September 2005. Shareholders' equity, €531.7 million, remained stable at last year's level (+0.7%). The equity ratio of 49.8% held steady at the level of 31 December 2004 due to a rise in the balance sheet total.

The number of employees working in the SCHWARZ PHARMA Group worldwide came to 4,150 at the reporting date, marking an increase of 5.8% over the previous year.

In the third quarter of this year, SCHWARZ PHARMA Group sales rose by 5.5% to €233.6 million. Due to the acquisition of the remaining rotigotine royalties, operating loss came to €62.2 million after an operating profit of €5.6 million in the same quarter of last year. After adjustment, operating income came to €0.8 million. The net loss came to €50.5 million, corresponding to earnings per share of €-1.10, compared to a net income of €1.6 million in the same quarter of the previous year. After adjustments, SCHWARZ PHARMA would have achieved a net income of €6.4 million in the third quarter of 2005 (€0.14 earnings per share).

R&D: Clinical development projects on track

Rotigotine transdermal system for treating patients with early Parkinson's disease is currently undergoing regulatory review while the submission documentation for fesoterodine is currently in preparation. The compound lacosamide, for treating both neuropathic pain and epilepsy, and the compound rotigotine, for treating restless legs syndrome (RLS), have reached the final phase of clinical development, phase III. All projects have progressed as planned.

SCHWARZ PHARMA

Key data from the Nine Months Report 2005:

SCHWARZ PHARMA AG Group

Income Statement *(IAS/IFRS, € million)*		Jan. - Sept. 2004	Jan. - Sept. 2005	Change in %
Net sales		**711.8**	**722.3**	**1.5**
Cost of goods sold		238.0	243.8	2.4
Gross profit		473.8	478.5	1.0
Selling, general and administrative expense		260.6	291.1	11.7
Research and development expense		141.1	200.9	42.4
Amortization of intangible assets		22.2	19.8	-10.4
Other income /(expense)		(34.7)	10.2	n.s.
Operating result		**15.1**	**(23.2)**	**n.s.**
Financial result		(1.6)	0.0	n.s.
Result from participations		1.2	0.0	-100.0
Pre-tax result		**14.7**	**(23.2)**	**n.s.**
Taxes on income		15.3	24.9	62.2
Result after taxes		**(0.6)**	**(48.1)**	**>100**
Minority interests		(0.1)	(0.3)	>100
Net result		**(0.7)**	**(48.4)**	**>100**
Operating income after adjustment		15.1	39.8	> 100
Net result after adjustment		(0.7)	8.5	n.s.
Earnings per share in €	Basis*	(0.02)	(1.05)	
	Diluted**	n.s.	n.s.	
Adjusted earnings per share in €	Basis*	(0.02)	0.19	
EBITDA (excluding one-time effects)		73.0	66.3	-9.2
EBIT (excluding one-time effects)		35.3	29.8	-15.6
Number of shares				
*Annual average, million units		45.419	46.106	1.5
**Annual average, diluted, million units		47.275	47.415	0.3
Basis 30.9., million units		45.485	46.304	1.8

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +1 262 238 5768

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.